ARTICLES OF AMENDMENT

(1)

(2)	SELF STORAGE GROUP, INC.

a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland that:

(3) The charter of the corporation is hereby amended as follows:

The name of the corporation is Global Self Storage, Inc. (the "Corporation").

The effective date of this amendment shall be January 19, 2016.

This amendment of the charter of the corporation has been approved by

(4) the directors and shareholders.

We the undersigned President and Secretary swear under penalties of perjury that the for going is a corporate act.

(5) /s/ John Ramirez	(5) /s/ Mark C. Winmill
Secretary	President

(6) Return address of filing party:

Incorp Services, Inc.
1519 York Road
Lutherville, MD 21093